March 12, 2020

British Columbia Securities Commission
Ontario Securities Commission

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

Re:  Notice of Change of Auditor – Tower One Wireless Corp. (the “Company”)

We have read the Notice of Change of Auditor (the “Notice”) of the Company dated March 11, 2020, delivered to us pursuant to Part 4.11 of National Instrument 51-102.

In this regard, we confirm that we are in agreement with the information contained in the Notice as it related to Manning Elliott LLP. The confirmation is based on our knowledge of the information as at the date of this letter.

Yours truly,

MANNING ELLIOTT LLP